June 5, 2017

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: Lisa Larkin

Re:	Vanguard Chester Funds (the “Trust”)
Request for Withdrawal of Registration Statements on Forms N-14/A

Dear Ms. Larkin:

Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of the following Registration Statements filed on May 26, 2017.

Date Filed	Submission Type	Accession Number
05/26/2017	N-14/A	0000932471-17-004245

05/26/2017	N-14/A	0000932471-17-004284

5/26/2017	N-14/A	0000932471-17-004285

The Trust is requesting such withdrawal because the Registration Statements were made with incorrect filing numbers. No securities of the Trust were sold, or will be sold, pursuant to the Registration Statements. It is therefore in the best interest of the Trust and the public that the filings be withdrawn. It is our understanding that this application for withdrawal of the Registration Statements be deemed granted as of the date it is filed with the SEC unless the Trust receives notice from the SEC that this application will not be granted. Please direct any communications concerning this filing to Jaliya Faulkner at
(610) 669-2153.

Sincerely,

VANGUARD CHESTER FUNDS

Laura J. Merianos
Assistant Secretary